UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65886

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UOB GLOBAL EQUITY SALES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

592 FIFTH AVENUE, SUITE 602
(No. and Street)

NEW YORK	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN &COMPANY,LLP
(Name – *if individual, state last, first, middle name*)

709 WESTCHESTER AVE	WHITE PLAINS	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Howard Berkenfeld _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UOB GLOBAL EQUITY SALES LLC _____, as of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

ROBERT ILARIA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01IL6134434
Qualified in Westchester County
My Commission Expires 10-03-2021


_____
Signature

CCO
_____
Title

Robert Ilaria
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(e)(3)
and Reports of Independent Registered Public
Accounting Firm

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

**FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019**

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of UOB Global Equity Sales LLC as of December 31, 2020 and 2019, and the related statements of operations, changes in member's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of UOB Global Equity Sales LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of UOB Global Equity Sales LLC's management. Our responsibility is to express an opinion on UOB Global Equity Sales LLC's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to UOB Global Equity Sales LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

CITRINCOOPERMAN®
Accountants and Advisors

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audits of UOB Global Equity Sales LLC's financial statements. The supplemental information is the responsibility of UOB Global Equity Sales LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a–5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Citrin Cooperman & Company, LLP

We have served as UOB Global Equity Sales LLC's auditor since 2011.
White Plains, New York
February 22, 2021

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2020 AND 2019

	2020	2019
ASSETS		
Cash	$ 91,116	$ 236,375
Receivables from customer	42,942	70,729
Prepaid expenses	56	796
Total Assets	$ 134,114	$ 307,900
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accrued expenses	$ 20,974	$ 21,100
Due to Parent	22,715	22,715
Total Liabilities	43,689	43,815
COMMITMENTS AND CONTINGENCIES (Notes 4 and 5)		
MEMBER'S EQUITY	90,425	264,085
Total Liabilities and Member's Equity	$ 134,114	$ 307,900

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUES		
Management fees	$ 156,685	$ 221,639
Incentive fees	11,042	9,854
Interest income	292	496
Total Revenues	168,019	231,989
EXPENSES		
Payroll and benefits	242,585	238,581
Rent	18,000	18,000
Professional fees	49,096	45,922
Compliance fees	15,000	17,500
Administration fees	12,000	12,000
Licenses and fees	4,286	5,099
Other	712	2,380
Total Expenses	341,679	339,482
Net Loss	$ (173,660)	$ (107,493)

See accompanying notes to financial statements.

-4-

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
Member's Equity - January 1	$ 264,085	$ 371,578
Net loss	(173,660)	(107,493)
Member's Equity - December 31	$ 90,425	$ 264,085

See accompanying notes to financial statements.

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)
STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (173,660)	$ (107,493)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Changes in assets and liabilities:		
Prepaid expenses	740	478
Receivables from customer	27,787	2,454
Accrued expenses	(126)	200
Due to Parent	-	667
Net Cash Used In Operating Activities	(145,259)	(103,694)
Cash - Beginning of Year	236,375	340,069
Cash - End of Year	$ 91,116	$ 236,375

See accompanying notes to financial statements.

-6-

1. ORGANIZATION

UOB Global Equity Sales LLC (the "Company") was established as a limited liability company ("LLC") in the state of New York on November 22, 2002. The Company commenced operations in September 2003, when the Company became a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and a registered member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of UOB Global Capital LLC (the "Parent").

The Company's activities have been limited to acting as a placement agent for alternative investments, including, but not limited to, hedge funds, private equity funds, etc. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company's principal business office is located in New York City.

Since the Company is an LLC, the member is not liable for the debts, obligations or liabilities of the Company, whether arising in tort, contract or otherwise, unless the member has signed a specific guarantee.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Income is recognized as earned and expenses are recognized as incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont'd)

Revenue Recognition

The Company recognizes revenue in a accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers* and all related amendments. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption, which resulted in no adjustment as of January 1, 2018. Significant judgment is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company recognizes revenue when there is evidence of an arrangement, performance obligation is identified, the fee revenue is determined and the performance obligation has been satisfied.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The determination of the amount of uncollectible accounts is based on the amount of credit extended, estimated creditworthiness of the counterparty assumed by

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)**

Accounts Receivable (cont'd)

management, and the length of time a receivable has been outstanding. Other factors are considered by management on a case-by-case basis.

If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The allowance for uncollectible accounts reflect the amount of loss that can be reasonably estimated by management. No allowance for credit losses was recorded as of December 31, 2020 and 2019.

Income Taxes

As a single-member LLC, the Company is considered a disregarded entity for Federal, New York State and New York City income tax purposes. No provision for the New York City Unincorporated Business Tax has been made for the years ended December 31, 2020 and 2019.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB Accounting Standards Codification ("ASC") 740, *Income Taxes*. Under that guidance, management assesses the likelihood that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period, including the technical merits of those positions. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change.

The Company is subject to examinations by taxing authorities.

New Accounting Pronouncement

In June 2016, the FASB issued ASU 2016-13, *Measurement of Credit Losses on Financial Instruments - Credit Losses* ("ASC 326"). The main objective of ASC 326 is to provide financial statement users with more useful information about the expected credit losses on financial instruments and other commitments to extend credit held by an entity at each reporting date. To achieve this objective, the

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

New Accounting Pronouncement (cont'd)

amendments in this Topic replace the incurred loss impairment methodology in U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to develop credit loss estimates. Under ASC 326, the Company has the ability to determine that there are no expected credit losses in certain circumstances (i.e., based on collateral arrangements or the credit quality of the counterparty). The Company identified in-scope assets impacted by the new standard as Cash and Accounts Receivable. ASC 326 specifies that the Company adopt the new guidance on the modified retrospective basis by recording a cumulative-effect adjustment to the opening member's capital as of the beginning of the period of adoption. Effective January 1, 2020, the Company adopted ASC 326 and accordingly recognized a cumulative-effect adjustment of $0 in 2020. For financial assets measured at cost (e.g., cash and cash equivalents and receivables from clients), the Broker-Dealer has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

Effective January 1, 2019, the Company adopted ASC Topic 842, *Leases*. The new guidance increases transparency by requiring the recognition of right to use assets and lease liabilities on the statement of financial condition. The recognition of these lease assets and lease liabilities represents a change from previous U.S. GAAP requirements, which did not require lease assets and lease liabilities to be recognized for most leases.

COVID-19 Pandemic

The effects of the outbreak of COVID-19 have impacted and continue to impact the global economy and global financial markets. The impact could affect the Company's business and results of operations. The Company is continually monitoring the circumstances surrounding COVID-19, as well as the economic and market conditions to determine any effects on operations. There were no disruptions to business during 2020, or anticipated disruptions in the future to the operations of the business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluate subsequent events through February 22, 2021, the date on which these financial statements were available to be issued. There were no material subsequent events that required recognition or additional disclosure in these financial statements.

3. MANAGEMENT AND INCENTIVE FEES

Management and incentive fees are calculated by the investment managers according to the advisory agreement it has with each investor. Management fees are calculated based upon an agreed-upon rate and the value of the assets under management. Incentive fees are calculated at an agreed-upon rate and are dependent on the performance of the investment under management. The Company receives a portion of the management and/or incentive fees for its activities as a placement agent according to its agreement(s) with the investment managers. Generally, such fees are earned and collected quarterly in arrears.

4. RELATED PARTIES

Pursuant to a cost-sharing agreement (the "Agreement") between the Parent and the Company, the Parent acts as the common paymaster for certain compensation and overhead costs incurred on behalf of the Company. In addition, pursuant to the Agreement, the Parent acts as the common paymaster for certain non-compensation related expenses incurred by itself and the Company. Included in the aforementioned costs are amounts paid by the Company and the Parent for direct costs as well as costs that are subject to an allocation (the "Allocated Costs") between the Company and the Parent. Allocated Costs generally consist of salaries and related benefits paid for shared personnel, as well as other overhead costs. The Agreement provides that allocations of shared employee compensation costs between the Company and the Parent are based on the estimated amount of time spent by employees on behalf of the Company and the Parent.

In addition, the Agreement provides that the allocation of other overhead costs is based primarily on the estimated usage of such services by the Company and the Parent. Total Allocated Costs charged to the Company by the Parent in 2020 and

4. **RELATED PARTIES (cont'd)**

2019 are included in the accompanying statements of operations and amounted to $242,585 and $238,581 in 2020 and 2019, respectively. The amount due to the Parent is $22,715 and $22,715 as of December 31, 2020 and 2019, respectively.

5. **NET CAPITAL AND RESERVE REQUIREMENTS**

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2020 and 2019, the Company's regulatory net capital was $47,426 and $192,559, respectively, which exceeded the Company's minimum net capital requirement of $5,000 for both years. At December 31, 2020, the Company's ratio of aggregate indebtedness to net capital was 0.921 to 1.

6. **CONCENTRATION OF CREDIT RISK**

The Company places its cash, which may at times be in excess of Federal Deposit Insurance Corporation limits, with high credit quality financial institutions and attempts to limit the amount of credit exposure with any one institution. Accounts receivable are from investment advisors for which the Company reviews their backgrounds and credit history before entering into agreements. Allowances for possible losses are   based on factors surrounding the credit risk of the investment advisor, historical trends and other information. At December 31, 2020 and 2019, one customer accounted for 100% of the Company's accounts receivable. The Company's receivables represent amounts due from the customer. These receivables are primarily paid to the Company in the month following the quarter in which the amounts are earned.

SUPPLEMENTAL INFORMATION

UOB GLOBAL EQUITY SALES LLC
(A Limited Liability Company)

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020 AND 2019

	2020	2019
NET CAPITAL		
Member's equity	$ 90,425	$ 264,085
Non-allowable assets	(42,999)	(71,526)
Tentative net capital	47,426	192,559
Net Capital per Rule 15c3-1	$ 47,426	$ 192,559
Computation of Basic Net Capital Requirements		
Minimum net capital requirement - greater of 6-2/3% of aggregate indebtedness or $5,000	$ 5,000	$ 5,000
Excess Net Capital	$ 42,426	$ 187,559
Aggregate Indebtedness		
Accrued expenses and due to Parent	$ 43,689	$ 43,815
Ratio of Aggregate Indebtedness to Net Capital	0.921 to 1	0.228 to 1

There are no material differences between the computation of net capital presented above and the computations of net capital in the Company's unaudited Form X-17A-5, Part II A filing as of December 31, 2020 and 2019, as amended, filed on February 17, 2021, and as filed January 28, 2020.

See report of independent registered public accounting firm.

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
UOB Global Equity Sales LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) UOB Global Equity Sales LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which UOB Global Equity Sales LLC claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) UOB Global Equity Sales LLC stated that UOB Global Equity Sales LLC met the identified exemption provisions throughout the most recent fiscal year without exception. UOB Global Equity Sales LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about UOB Global Equity Sales LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph ((k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Citrin Cooperman & Company, LLP

White Plains, New York
February 22, 2021



UOB Global Equity Sales LLC (A Member of the United Overseas Bank Group)
592 FIFTH AVENUE, NEW YORK, N.Y. 10036, USA Phone (212) 398-6633 Fax (212) 398-4030

Exemption Report

UOB Global Equity Sales LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) through calendar year ending December 31, 2020 without exception.

UOB Global Equity Sales LLC

I, Howard Berkenfeld, swear (or affirm) to my best knowledge and belief, this Exemption report is true and correct.

By: Howard Berkenfeld
Title: Chief Compliance Officer